As filed with the Securities and Exchange Commission on May 9, 2013

Registration No. 333-187737

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

RECEPTOS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	26-4190792 (I.R.S. Employer Identification No.)

10835 Road to the Cure, Suite 205

San Diego, California 92121

(858) 652-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Faheem Hasnain

Chief Executive Officer

Receptos, Inc.

10835 Road to the Cure, Suite 205

San Diego, California 92121

(858) 652-5700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mike Hird, Esq. Patty DeGaetano, Esq. Pillsbury Winthrop Shaw Pittman LLP 12255 El Camino Real, Suite 300 San Diego, California 92130	Tom Coll, Esq. Charles Kim, Esq. Sean Clayton, Esq. Cooley LLP 4401 Eastgate Mall San Diego, California 92121

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒  File No. 333-187737

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

This Registration Statement shall become effective upon filing in accordance with Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-1 Registration Statement (File No. 333-187737) is filed pursuant to Rule 462(d) solely to add an updated Exhibit 5.1 with respect to such Registration Statement.

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Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.  Exhibits and Financial Statement Schedules

(a)                                 Exhibits

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated hereby by reference.

(b)                                 Financial Statement Schedules.

Not applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California, on the 8th day of May, 2013.

RECEPTOS, INC.

By:	/s/ Faheem Hasnain
Faheem Hasnain
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Name	Title	Date

	/s/ Faheem Hasnain	President, Chief Executive Officer and	May 8, 2013
	Faheem Hasnain	Director (Principal Executive Officer)

	/s/ Graham Cooper	Chief Financial Officer	May 8, 2013
	Graham Cooper	(Principal Financial Officer)

	/s/ David Hinkle	Senior Director, Finance & Controller	May 8, 2013
	David Hinkle	and Chief Accounting Officer (Principal Accounting Officer)

	*	Chairman of the Board	May 8, 2013
William H. Rastetter, Ph.D.

	*	Director	May 8, 2013
Kristina Burow

	*	Director	May 8, 2013
Doug Cole, M.D.

	*	Director	May 8, 2013
Amir Nashat, Ph.D.

	*	Director	May 8, 2013
S. Edward Torres

*By:	/s/ Faheem Hasnain
Faheem Hasnain, Attorney-in-Fact

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EXHIBIT INDEX

Exhibit Number	Description
1.1+	Form of Underwriting Agreement.

3.1(a)+	Amended and Restated Certificate of Incorporation, as currently in effect.

3.1(b)+	Certificate of Amendment of Amended and Restated Certificate of Incorporation, as currently in effect.

3.1(c)+	Form of Amended and Restated Certificate of Incorporation, to be in effect upon the completion of this offering.

3.2(a)+	Bylaws, as currently in effect.

3.2(b)+	Form of Amended and Restated Bylaws, to be in effect upon the completion of this offering.

4.1+	Form of Common Stock Certificate.

4.2+	Form of Warrant to Purchase Common Stock issued to certain investors on June 29, 2011 and December 23, 2011.

4.3+	Third Amended and Restated Investors’ Rights Agreement, dated February 3, 2012, between Receptos, Inc. and certain investors.

4.4+

Omnibus Approval and Amendment with Respect to Series B Preferred Stock Purchase Agreement and Third Amended and Restated Investors’ Rights Agreement, dated February 23, 2012, between Receptos, Inc. and certain investors.

4.5+

Omnibus Approval and Amendment with Respect to Series B Preferred Stock Purchase Agreement and Third Amended and Restated Investors’ Rights Agreement, dated March 6, 2012, between Receptos, Inc. and certain investors.

4.6+	Approval with Respect to Series B Preferred Stock Purchase Agreement, dated March 6, 2012, between Receptos, Inc. and certain investors.

4.7+	Third Amended and Restated Right of First Refusal and Co-Sale Agreement, dated February 3, 2012, between Receptos, Inc. and certain investors.

4.8+	Form of Omnibus Acknowledgement and Agreement with Respect to Potential Initial Public Offering, dated April 18, 2013, between Receptos, Inc. and certain investors.

5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP.

10.1#+	Form of Indemnification Agreement between Receptos, Inc. and its officers and directors.

10.2#+	2008 Stock Plan, as amended to date.

10.3#+	Form of Stock Option Agreement for options granted under 2008 Stock Plan.

10.4#+	Form of Stock Option Agreement—Early Exercise for options granted under 2008 Stock Plan.

10.5#+	2013 Stock Incentive Plan.

10.6#+	Form of Non-Qualified Stock Option Agreement and Form of Restricted Stock Agreements for awards granted under the 2013 Stock Incentive Plan.

10.7#+	Employee Stock Purchase Plan.

10.8+	Lease, dated August 24, 2007, between Apoptos, Inc. (predecessor to Receptos, Inc.) and BMR-10835 Road to the Cure, LLC.

10.9+	First Amendment to Lease, dated March 30, 2008, by and between Apoptos, Inc. (predecessor to Receptos, Inc.) and BMR-10835 Road to the Cure, LLC.

10.10+	Second Amendment to Lease, dated May 11, 2009, by and between Apoptos, Inc. (predecessor to Receptos, Inc.) and BMR-10835 Road to the Cure, LLC.

10.11+	Amended and Restated Second Amendment to Lease, dated September 15, 2009, by and between Apoptos, Inc. (predecessor to Receptos, Inc.) and BMR-10835 Road to the Cure, LLC.

10.12+	Assignment, dated June 8, 2010, by and between Apoptos, Inc. and Receptos, Inc.

10.13+	Third Amendment to Lease, dated January 6, 2012, by and between Receptos, Inc. and BMR Road to the Cure, LP (successor-in-interest to BMR-10835 Road to the Cure, LLC).

10.14†+	License Agreement, dated June 18, 2009, by and between Receptos, Inc. and The Scripps Research Institute.

10.15†+	First Amendment to License Agreement, dated June 13, 2011, by and between Receptos, Inc. and The Scripps Research Institute.

10.16†+	Amendment to License Agreement, dated April 2, 2012, by and between Receptos, Inc. and The Scripps Research Institute.

10.17†+	License Agreement, dated April 21, 2009, by and between Receptos, Inc. (formerly known as Receptor Pharmaceuticals, Inc.) and The Scripps Research Institute.

10.18†+	Collaboration Agreement, dated December 20, 2010, by and between Receptos, Inc. and Eli Lilly and Company.

10.19†+	First Amendment to Collaboration Agreement, dated March 14, 2011, by and between Receptos, Inc. and Eli Lilly and Company.

10.20†+	Second Amendment to Collaboration Agreement, dated March 1, 2011, by and between Receptos, Inc. and Eli Lilly and Company.

10.21†+	License and Technology Transfer Agreement, dated December 28, 2010, by and between Receptos, Inc. and Ortho- McNeil-Janssen Pharmaceuticals, Inc.

10.22†+	Collaboration Agreement, dated December 5, 2011, by and between Receptos, Inc. and Ono Pharmaceutical Co., Ltd.

10.23†+	Development License and Option Agreement, dated October 3, 2012, by and among Receptos, Inc., AbbVie Bahamas Ltd. and AbbVie Inc.

10.24+	First Amendment to Development License and Option Agreement, dated January 28, 2013, by and among Receptos, Inc., AbbVie Bahamas Ltd. and AbbVie Inc.

10.25#+	Offer Letter Agreement, dated November 19, 2010, between Receptos, Inc. and Faheem Hasnain.

10.26#+	Offer Letter Agreement, dated February 6, 2013, between Receptos, Inc. and Graham Cooper.

10.27#+	Offer Letter Agreement, dated April 29, 2011, between Receptos, Inc. and Sheila K. Gujrathi.

10.28#+	Offer Letter Agreement, dated May 11, 2009, between Receptos, Inc. and Marcus F. Boehm.

10.29#+	Offer Letter Agreement, dated May 11, 2009, between Receptos, Inc. and Robert J. Peach.

10.30#+	Offer Letter Agreement, dated July 27, 2009, between Receptos, Inc. and Chrysa Mineo.

10.31#+	Offer Letter Agreement, dated May 11, 2009, between Receptos, Inc. and James R. Schmidt.

10.32#+	Restricted Stock Issuance Agreement, dated November 19, 2010, between Receptos, Inc. and Faheem Hasnain.

10.33#+	Restricted Stock Issuance Agreement, dated July 30, 2009, between Receptos, Inc. and William H. Rastetter.

10.34#+	Common Stock Purchase Agreement, dated January 20, 2009, between Receptos, Inc. and Kristina Burow.

10.35#+	Restricted Stock Issuance Agreement, dated July 30, 2009, between Receptos, Inc. and Robert J. Peach.

10.36#+	Restricted Stock Issuance Agreement, dated July 30, 2009, between Receptos, Inc. and Marcus F. Boehm.

10.37+	Amended and Restated Consulting Agreement, dated January 24, 2013, between Receptos, Inc. and Edward Roberts.

10.38+	Amended and Restated Consulting Agreement, dated January 24, 2013, between Receptos, Inc. and Hugh Rosen.

10.39+	Consulting Agreement, effective May 11, 2009, between Receptos, Inc. and Raymond Stevens.

10.40+	Credit and Security Agreement, dated April 19, 2013, between Receptos, Inc., Apoptos, Inc. and MidCap Funding III, LLC.

10.41+	Pledge Agreement, dated April 19, 2013, between Receptos, Inc. and MidCap Funding III, LLC.

10.42+	Secured Promissory Note, dated April 19, 2013, issued by Receptos, Inc. and Apoptos, Inc. to MidCap Funding III, LLC.

21.1+	List of Subsidiaries.

23.1+	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).

24.1+	Power of Attorney.

#                                         Management contract or compensatory arrangement.

†                                         Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

+                                         Previously filed.